Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: NYSE Trading Symbol: ASX Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG IGD 178.0MM
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FOR IMMEDIATE RELEASE: March 24, 2006	No. 6/05

IAMGOLD LISTED ON THE AUSTRALIAN STOCK EXCHANGE

Toronto, Ontario, March 24, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”), on 3 February 2006, applied for admission to the Official List of the ASX and quotation of approximately 26,212,850 common shares of IAMGOLD, over which CHESS Depository Interests (CDIs) would be issued. This represented the estimated number of IAMGOLD shares to be issued to former shareholders of Gallery Gold Limited (“Gallery”) pursuant to the terms of the Gallery Scheme of Arrangement under Part 5.1 of the Australian Corporations Act 2001 (the “Scheme”).

Pursuant to the terms of the Scheme, Gallery shareholders entitled to participate in the Scheme (and eligible to receive IAMGOLD shares as consideration under the Scheme) were entitled to receive for every 22 Gallery shares held:

•	10 Chess Depository Interests; or

•	at the shareholder’s election, one IAMGOLD share (tradeable on the Toronto Stock Exchange or the New York Stock Exchange, but not the ASX).

Various Gallery shareholders have elected to receive IAMGOLD shares instead of CDIs.

Accordingly, IAMGOLD confirms that 165,186,350 CDIs have been issued to former shareholders of Gallery pursuant to the Scheme and quoted on the ASX.

For further information please contact:

IAMGOLD Corporation:
Lisa Doddridge
Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.